

# TRIKKE™
## TRIKKE TECH, INC.

# INVESTOR PRESENTATION

**Spring/Summer 2017**

**Gildo Beleski - CEO**



*This presentation contains offering materials prepared solely by Trikke without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.*



*Transportation solutions in increasingly congested urban centers are no longer viable. Electric bicycles represent an outdated solution.*

***Trikke*** *has developed an innovative, personal vehicle fit for the modern world. An electric vehicle with health benefits. Green, portable, stable, ergonomic, agile and fun to ride.*



- **People** are using cars for very short trips.

- **Environment and cities** are paying an increased price.

- **Public transportation** need solutions for the first and last mile.

- **Cars** are costly for short commute in urban environment.

- **Electric bicycles** lack proper ergonomics and appeal for the modern e-mobility needs.

**TRIKKE** is a low cost, portable, small footprint, emissions-free personal vehicle for short trips.
Designed for easy and intuitive use, active ergonomic riding posture and improved stability.

**MARKET TRENDS**

➤ Light Urban Mobility becoming more popular
➤ Eco-friendly solutions, sensible alternatives
➤ Improved Battery Technology
➤ Health Benefits of stand-up activities vs. seating
➤ Exponential growth of the e-mobility market and opportunities

# MISSION

*To foster great engineering, design and ingenuity and create personal vehicles with Trikke technology for the generations to come. Promote health and sustainable mobility through the Trikke ride.*

# VISION

*Trikke will evolve to offer the best vehicles and solutions for personal mobility, and become synonymous with the same. And TRIKKE will always be associated with active riding, uncompromised performance, quality, freedom and fun.*

# THE TEAM

## Gildo Beleski



*FOUNDER, CEO & CTO*

## Ana Darace



*OPERATIONS MANAGER*

## Fred Welch



*DIRECTOR OF TRIKKE ACADEMY*

## Pieter Dekker



*MANAGING DIRECTOR OF TRIKKE EUROPE*

## John Simpson



*CO-FOUNDER, BUSINESS DEVELOPMENT*

## Cathy Bunke



*CONTROLLER*

## Michael Peng



*CEO OF TRIKKE CHINA*

## Jeff Francisco



*BRAND AMBASSADOR, SALES*

# MARKET OPPORTUNITY

## GLOBAL MARKET



## E-MOBILITY VEHICLES

### YEAR 2027

# $35 billion

*"Small manned electric vehicles - often sell in the largest numbers. They will reach over $35 billion in 2027. E-scooters will dominate the small electric vehicle business followed by three-wheel micro EVs. Close behind, four wheel car-like versions and e-bikes are also set for robust sales."*

*Source: IDTechEx*

*Click here for more information, or visit*
*http://www.idtechex.com/research/reports/micro-evs-e-bikes-
e-scooters-e-motorbikes-mobility-for-disabled-2017-2027-000497.asp*

**3CV TECHNOLOGY**

*T8 sport*

**THE MAGIC!**

► Cambering Frame

► *Foldable and portable*



► **3 points of contact dynamically adapt to the surface**

► *Ergonomic and stable riding platform*

► *Active riding experience*

► *Allows for body propulsion*

► *Expandable Vehicle Technology*

# TARGET MARKETS

## CONSUMER B2C

- ► Both genders, active lifestyle
- ► Disposable income
- ► Seeking some fitness, looking for fun
- ► Appeals largely to baby boomers
- ► Commuters, Mobility

Price range
**$500 - $5,000**



## TACTICAL MOBILITY B2B

- ► Large campuses
- ► Security providers
- ► Parks
- ► Police and
- ► Law Enforcement
- ► EMS first responders
- ► Military
- ► Government agencies
- ► Large warehouses
- ► Golf courses
- ► Airports
- ► Ports




Price range
**$3,000**
**$7,000**

## B2B TOUR MOBILITY

- ► Tour Operators
- ► Cruise Lines
- ► Guided Tours
- ► Rentals



Price range
**$999 - $2,300**

# TRIKKE
## USES AND BENEFITS

### RECREATIONAL
**Family Fun outdoor activity**
**Baby Boomers looking for low impact fun fitness**

A standing, enjoyable ride that provides
low impact strengthening and toning to your body.

### TRANSPORTATION
**Busy Urban Workforce**

Affordable, transportable people-mover for
first and last mile integrations with public
transportation, general commuting.

### MOBILITY
**Businesses and Institutions**

Provides efficient movement of personnel
and light cargo on large public and private installations.
Navigates easily through interior doorways,
up elevators/escalators,and along outdoor walkways.

### PROFESSIONAL
**Patrol**

Improves movement of individuals where cars are
not permitted or unable to navigate freely due
to crowds or lack of clear roadways.








| | *TRIKKE* | *e-bike* | *Balancing Scooter* | *Golf cart NEV* |
|---|---|---|---|---|
| **Leaning frame** | ✔️ | ✔️ | ❌ | ❌ |
| **Balance / stability** | *balance at any speed, adaptable* | *must learn, poor at low speed* | *electronic dependent self balance* | *good at low and mid speed* |
| **Quick swap battery** | ✔️ | ✔️ | ❌ | ❌ |
| **Health benefits Fitness** | *full body, low impact* | *legs only, seat discomfort* | ❌ | ❌ |
| **Ergonomics** | *Natural standing, independent decks* | *seating, bent over posture, pedal crank* | *standing, fixed deck* | *seating* |
| **Learning curve Easy of use** | *quick learning, very easy* | *long learning, easy* | *some training sketchy* | *quick learn, very easy* |
| **Agility Maneuverability** | *very maneuverable agile* | *must maintain balance, easy* | *agile, limited on terrain* | *not agile, long turning radius* |
| **Portability** | *foldable, lightweight* | *mostly non-foldable, lightweight* | *small, heavy* | *non foldable, heavy* |
| **Price** | *$500 - $8,000* | *$500 - $8,000* | *$500 - $8,000* | *$6000 - $15000* |
| **Weight** | *35-100 lbs* | *40-120 lbs* | *25-130 lbs* | *400-800 lbs* |
| **Fun to ride** | ★★★★★ | ★★★ | ★★★ | ★★ |

*This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.*



We make money by selling our products to international distributors, to retail partners and by selling directly to customers.

With limited competition in the Commercial Market, we can grow faster and maintain a healthy margin.

Commercial models usually sell in fleets with option for lease.

Models for the mass market usually sell in large volumes with potential for scalability.

Higher end models can be sold with better profit margin.

# HOW WE SELL

**Consumer:** Trikke mobile dealers on the ground promoting in their community, demos in local fairs, RV parks, events, direct sales and support. Online and social media marketing.

**Commercial:** Promotion through the Industry publications and trade shows. Partnering with specialized Sales Reps within the industry: Security, Law Enforcement, EMS, Golf, Patrol,

**Tours and Rentals:** Promote the network of Trikke Tours and participate in Trade shows of the Tourism industry. It creates exposure to consumer market.

# QUOTES FROM USERS

*“ I’ve been an avid motorcycle enthusiast for 47 years, but the first time I rode the Trikke, I noticed something different. I was smiling, and every time I ride the Trikke I’m still smiling. I’m having not just fun, I’m having a blast. Blasts are hard to come by at 69. ”*

**Recreational Consumer**

*“ The Trikke is easy to maneuver indoors and outdoors. It is awesome for changing perceptions of safety and security presence. Patients, visitors and staff all smile when I conduct patrols on the Trikke. ”*

**LA Children’s Hospital**

*“ With a few friends we experimented Trikke and It was really nice! You get to know the different cultural places of the colonial zone in a really fun way. ”*

**Rentals and Tour Customer**

*The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

# USE OF FUNDS



25% inventory

20% sales

25% marketing

15% r&d new products

manufacturing 15%



# EXIT EXPECTATIONS



*Our focus is to build a large, sustainable company to drive investor returns through organic growth.*

*We are entirely receptive if strategic buyer comes with an offer we can't refuse.*



*Let's build the vehicles of the future together!*

**TRIKKE™**